Exhibit 99.1

RedCloud Launches RedAI Strategy, Its First Commercial AI Application, Delivering Predictive Market Intelligence to Global FMCG Teams

RedAI Strategy is live today in Nigeria, with rollout planned for other RedCloud markets — the first commercial application built on RedCloud’s AI infrastructure and intended to be a key step toward the Company’s growth plans.

London, June 30, 2026 (GLOBE NEWSWIRE) — RedCloud Holdings plc (Nasdaq: RCT) (“RedCloud” or the “Company”), the company building intelligent infrastructure for global trade, today announced the commercial launch of RedAI Strategy — its first AI-native, agentic application and the initial delivery from its platform rewrite first announced in November 2025. RedAI Strategy is available today to enterprise FMCG customers across Nigeria, with 30 enterprise customers participating at launch, with a planned rollout for other RedCloud markets. A global RedAI marketing campaign activates across all RedCloud markets this week.

RedAI Strategy marks the first commercial delivery from RedCloud’s AI-native release programme, first announced in November 2025. Following an extended development and early access programme, RedAI Strategy is now available to enterprise-level FMCG customers in Nigeria with planned rollout across other RedCloud markets in the coming months. At launch, RedAI Strategy operates on RedCloud’s existing AI models. The RAID (Realtime AI for Distribution) engine — validated across 3.7 million live FMCG transactions in a formal R&D validation in March 2026 — is currently in production development and is expected to be integrated into RedAI Strategy as it reaches deployment readiness, with the potential to significantly expand its predictive capabilities.

RedCloud leverages partnerships with Amazon Web Services (AWS) and is a member of NVIDIA Connect, NVIDIA’s partner programme for companies deploying AI at scale, accelerating the development of AI-native models through AWS Bedrock and NVIDIA infrastructure across its global RedAI network.

The Problem RedAI Strategy Solves

The $14.6Tn global FMCG industry1 runs on decisions made without real-time supply and demand data, and without visibility of what competitors are doing across the same distribution network. The Company estimates this data deficit contributes to approximately $2Tn in lost inventory value annually2 — driven by stockouts, excess inventory, demand forecasting failures, and reactive pricing across fragmented route-to-market and supply chain networks. RedAI Strategy converts RedCloud’s proprietary trade intelligence into forward-looking, data-driven recommendations embedded directly within the daily workflows of strategy and commercial leaders.

RedAI Strategy: What It Does

The RedAI Strategy application delivers visual alerts, insights and predictions, alongside conversational intelligence from the RedAI Market Planning Agent throughout the user’s working day. Built on RedCloud’s AI-native architecture and trained on a customer’s own trading and inventory data, it works alongside the people who already own strategy and commercial decisions, surfacing forward-looking insights — or “Decision Intelligence” — at the moment they are needed.

Capabilities at launch,

●	‘Pulse’ performance metrics and alerts on business performance
●	Track competitive performance — verified, anonymised, cross-supply-chain visibility at category level across channels and geographies, eliminating the blind spots no single ERP can close.
●	Reveal changing consumer demand for specific sub-categories, based on RedAI data.

and in future monthly product releases, will soon include:

●	Predictive recommendations — continuous inference on live FMCG transactional data that surfaces demand shifts, pricing pressure, and supply risk at SKU level so businesses can make proactive decisions to capture the opportunity.
●	Human-in-the-loop execution — in future releases, recommendations are intended to be reviewed and approved by the user, with autonomous execution through agents within strictly defined, low-value decisions — consistent with RedCloud’s approach to responsible AI in global trade.

RedAI Strategy is optimised for desktop-first use via browser login, with mobile browser access and a native app planned for a later date. The Market Planning Agent is expected to coordinate a range of specialist sub-agents across market share monitoring, channel performance analysis, and SKU-level demand forecasting in future releases. Initially the Market Planning Agent will operate on data queries, with integration into a range of RAID models as the engine matures.

Justin Floyd, CEO and Co-Founder of RedCloud, said, “In Q4 2025, we announced our decision to completely rewrite RedAI from the ground up as an AI-native infrastructure, trained on our $6.9Bn FMCG trade Data Foundation. Similarly to how NVIDIA’s CUDA became the compute infrastructure underpinning modern AI, RAID is expected to provide the intelligence infrastructure that FMCG trade decisions need. RedAI Strategy is the first agentic application intended to run on it —a future where specialist agents built to know the market, continuously reading the signals, and designed to surface a recommendation before a commercial leader has had the chance to ask. To me, that’s more than a feature. It feels like a structural shift in how the best decisions get made.”

Soumaya Hamzaoui, Chief Product Officer and Co-Founder of RedCloud, said, “In the future, RAID is expected to sit at the heart of every recommendation RedAI Strategy makes. It runs continuous inference models on proprietary, cross-customer FMCG transactional data to predict what is going to happen at the SKU level — demand shifts, pricing pressure, supply risk — and surfaces those predictions and recommendations directly into the working day of the people who need to act on them. Systems of record tell you what happened yesterday. RedAI Strategy tells you what you need to know about tomorrow. And the launch of RedAI Strategy is just the start.”

Today’s launch is the first AI-native agentic application in what RedCloud expects to be a pipeline of new product launches in the coming weeks and months, as the Company builds toward its 2026 revenue guidance of $120 million — following audited FY25 revenue of $48.5 million — and scales its RedAI infrastructure across its four operational hubs and its growing global network of joint ventures — including its agreements in Türkiye, Saudi Arabia, South Africa, and India.

About RedCloud

RedCloud’s mission is to build the intelligence infrastructure of global trade, through generation and aggregation of proprietary trading and market data from across the FMCG industry through its RedAI infrastructure and associated products (“RedAI”). RedCloud provides market intelligence based on proprietary trading data across categories in each of its markets. The Company also delivers a trading infrastructure and related products for use by its customers, to enable intelligent digital exchange of everyday consumer supplies across business supply chains, supported by a payments and lending ecosystem intended to streamline trade.

RedCloud is a British company registered in London, co-founded by serial entrepreneur Justin Floyd and Soumaya Hamzaoui. For more information about RedCloud and its RedAI infrastructure, please visit www.redcloudtechnology.com and connect on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements regarding the production development of the RAID engine, the capabilities and expected benefits and integration of RedAI Strategy and the RAID engine, the ability to continue leveraging the capabilities of Amazon Web Services (AWS) and NVIDIA Connect to develop AI-native models across the RedAI network, the anticipated launch and performance of other applications and agents in H2 2026 as previously announced, the future development of autonomous trade execution and other roadmap items, the expected growth of RedAI’s Data Foundation through network expansion, and RedCloud’s ability to deliver market-level intelligence to FMCG manufacturers, distributors, and brands. Forward-looking statements are identified by words such as “expects,” “intends,” “anticipates,” “believes,” “plans,” “may,” “could,” “should,” and similar expressions. Actual results may differ materially from those expressed or implied as a result of risks including, without limitation, failure to achieve commercial adoption of RedAI infrastructure at the levels contemplated, delays to product launches, and the other risk factors set forth in the Company’s most recent Annual Report on Form 20-F and subsequent filings with the U.S. Securities and Exchange Commission. RedCloud undertakes no obligation to update or revise any forward-looking statements except as required by law.

[1] $14.6Tn Global FMCG Market 2025 — Cognitive Market Research 2025.

[2] Estimated $2Tn annual inventory gap — IHL Research.

[3] $6.9Bn value of FMCG goods traded across the RedAI infrastructure from January 2023 to December 2025.

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